Exhibit 2

FOR IMMEDIATE RELEASE	15 December 2016

WPP PLC (“WPP”)

MediaCom acquires majority stake in UK digital agency, Code

WPP announces that MediaCom, part of its global media investment management arm GroupM, has acquired a majority stake in Code Computer Love Ltd (“Code”), a user experience studio that creates and develops digital products, campaigns and capabilities.

Code’s services include platform build, design and conversion optimisation. The agency was established in 1999, and employs around 80 people in Manchester.

Clients include Hillarys, Brother and Amnesty International. Code’s unaudited revenue for the year ended 31 December 2015 was £5.9 million, with gross assets of £2.6 million as at the same date.

Following the acquisition, MediaCom will be able to offer clients a fully connected service across the entire customer journey, from media to acquisition to conversion.

This acquisition continues WPP’s strategy of investing in important markets and sectors. WPP’s digital revenues were over US$7 billion in 2015, representing 37% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenues to be derived from digital in the next five years. In the UK, WPP companies (including associates) collectively generate revenues of over US$3.2 billion and employ nearly 17,000 people.

Contact:
Feona McEwan, WPP
Chris Wade, WPP	+44 20 7408 2204